AEROFLEX INCORPORATED



                                      September 24, 2001


VIA ELECTRONIC FILING

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D. C.  20549
Attn: Lisa Eason

Re:  Aeroflex Incorporated
     Withdrawal of Form 8-A12B  (File #001-08037)

Dear Ms. Eason:

     Please withdraw the above-referenced registration statement on Form 8-A, together with all amendments thereto relating to the registration of the Registrant's common stock, par value $.01 and Preferred Share Purchase Rights. The withdrawal of such securities from listing on the New York Stock Exchange was previously approved by the Securities and Exchange Commission effective at the opening of business on April 14, 2000.

     Please feel free to call the undersigned at 516-694-6700 or Nancy D. Lieberman at 516- 822-4820, counsel to the Registrant, if you have any questions or comments.


                                      AEROFLEX INCORPORATED



                                      By: /s/ Charles Badlato
                                          Charles Badlato
                                          Treasurer and Assistant Secretary